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                              October 19, 2020

       Ziv Leitman
       Chief Financial Officer
       Allot Ltd.
       22 Hanagar Street
       Neve Ne   eman Industrial Zone B
       Hod-Hasharon 45240
       Israel

                                                        Re: Allot Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 26,
2020
                                                            File No. 001-33129

       Dear Mr. Leitman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Note 2. Significant Accounting Policies
       l. Revenue recognition, page F-16

   1.                                                   Your disclosures
indicate that certain arrangements with large service providers may include complex
customization services. Please tell us the following as it relates to such arrangements:

                                                              Describe the
nature of your customization services;
                                                              Clarify whether
such services are separate performance obligations and specifically address how you
considered the guidance in ASC 606-10-25-21 in making such
                                                            determination;
                                                              Tell us when
revenue is recognized for arrangements that involve customization.
 Ziv Leitman
Allot Ltd.
October 19, 2020
Page 2
              Specifically address how you considered the guidance in 606-10-25-27 or explain what guidance you applied to these arrangements; and
                Tell us the amount of revenue recognized from arrangements that involve customization services for each period presented.
2. You state that sales commissions are amortized as expense over the revenue recognition period. Please clarify what you mean by revenue recognition period. Also tell us whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and
         50-2.
3. You disclose the amount of the transaction price allocated to remaining performance obligations that is expected to be recognized after the year ending December 31, 2020.
         Please also disclose the remaining performance obligations that are expected to be recognized prior to December 31, 2020 such that the combined disclosures represent the the aggregate amount of the transaction price allocated to all performance obligations that are unsatisfied or partially satisfied as of the end of the reporting. Refer to ASC 606-10-
         50-13.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameZiv Leitman                                 Sincerely,
Comapany NameAllot Ltd.
                                                              Division of
Corporation Finance
October 19, 2020 Page 2                                       Office of
Technology
FirstName LastName